Exhibit 21

Subsidiaries of J.B. Hunt Transport Services, Inc.

(A)          J.B. Hunt Transport, Inc.,  a Georgia corporation

(B)           L.A., Inc.,  an Arkansas corporation

(C)           J.B. Hunt Corp.,  a Delaware corporation

(D)          J.B. Hunt Logistics, Inc.,  an Arkansas corporation

(E)           Hunt Mexicana, S.A. de C.V.,  a Mexican corporation

(F)           FIS, Inc.,  a Nevada corporation